HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                 October 5, 2005

Adam Halper
Mail Stop 4-6
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Naprodis, Inc.
            Registration Statement on Form SB-2
            File No. 333-122009

      This office represents Naprodis, Inc. (the "Company"). Amendment No. 2 to the Company's registration statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated February 11, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes have been made in response to the comment.
                                                                         Page
                                                                       Reference

       1. Once a trading market develops it is possible that the
share price of the Company's common stock will be adversely affected due to sales by the selling shareholders. It is for this reason that
the Risk Factor # 1 is part of the registration statement.                  N/A

       2. As of the date of this letter the Company had not filed any
applications with any state securities agency.                              N/A

       3. Comment complied with.                                             21

       4. We have removed the reference to options or warrants in
the disclosure pertaining to Rule 416.                                        2

5. The Company does not plan to distribute the prospectus prior to
the effective date of the registration statement.                           N/A

6. Comment complied with.                                                     1

7. Comment complied with.                                                     1


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                                                                       Reference

       8. Comment complied with.                                              1

       9. Information concerning shares outstanding has been
revised to August 31, 2005.                                                   2

       10. Comment complied with.                                             4

       11. In the copy of the prospectus which will be distributed to investors all risk factors will be numbered and the headings will
be in bold face.                                                            N/A

       12. We have revised the Risk Factor section of the prospectus.
However, in our opinion, the fact that a risk factor may be generic
(i.e. the fact that the Company will need to eventually earn a profit to continue operating) does not lessen its importance as a material
risk that should be disclosed to investors.                                4, 5

       13. We have added some of the risks which are requested by this comment. However the following risks requested by this comment
have not been added                                                 4, 5, 8, 26

     o The limited experience of Paul Petit in accounting and finance. We have disclosed in the Management section of the prospectus that Paul Petit has experience in accounting and finance.

     o The ability of the Company to suspend its reporting obligations. The Company has no intention of suspending its reporting obligations after the first year that the registration statement is effective.

     o The Company's involvement in a direct public offering. We do not know of any risks involved in the Company conducting a direct public offering.

       14. We have disclosed in the prospectus that suppliers of
the Company's raw materials are readily available. As a result we have
removed the risk factor which is the subject of this comment.                 5

       15. Comment complied with.                                          6, 7

       16. Comment complied with.                                             7


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                                                                       Reference

      17. We have modified the sections of the prospectus which
are the subject of this comment. Any events or uncertainties that may be expected to have a material impact on the Company's revenues
are disclosed in the Risk Factor section of the prospectus.              10, 11

       18. We have removed the risk relating to the evironmental
regulation of the Company's manufacturing process. The Company does not know of any environmental regulations directly pertaining
to its business.                                                              5

       19. Comment complied with.                                            12

       20. The Company's sales efforts in Canada and foreign
countries are identical to its sales efforts in the United States.
We have disclosed in the prospectus that the Company's marketing program consists of referrals from other companies and information
on the Company's website.                                                    11

       21. The Company does not have any difficulty in obtaining
raw materials. Accordingly, the Company does not believe that additional
disclosure on this subject would be material to an investor.                N/A

       22. Comment complied with.                                             8

       23. We have modified the chart which is the subject of this
comment.                                                                     12

       24. The full name and location of the supplier of the nebulizer has been added to the prospectus. The Company does not customize the
nebulizer in any respect.                                                    13

       25. Comment complied with.                                            14

       26. Comment complied with.                                            13

       27. Comment complied with.                                            15

       28. Comment complied with.                                            16

       29. Paul Petit and Alaine Petit are not affiliated with any
company conducting or proposing to conduct an offering of securities.       N/A

       30. Comment complied with.                                            19

       31. Comment complied with.                                            18

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                                                                       Reference

       32. Comment complied with.                                            19

       33. Comment complied with.                                            18

       34. We have added disclosure in the prospectus to state
that executives may be compensated in the future for past services.          19

       35. Comment complied with.                                            20

       36. Other than Paul Petit, no  person can be deemed a promoter
as defined by Item 404(d) of Regulation SB.                                 N/A

       38. The prospectus has been amended to name the principal
shareholder of SARL Naprodis. Other than periodically filing reports required by any corporation, SARL Naprodis does not file any reports with any foreign regulatory or self regulatory organization. We have disclosed the relationships between Paul and Alaine Petit, Naprodis
and SARL Naprodis.                                                           21

       39. The obligation to file materials with the NASD does not belong with the Company, but with any selling shareholder who hires a
broker/dealer.                                                              N/A

       40. Comment complied with.                                            26

       41. Comment complied with.                                            27

       42. The financial statements have been updated to May 31, 2005.   5/31/05
                                                                       Financial
                                                                      Statements

       43. Comment complied with.                                   Audit report

       44. Comiskey & Company had a previous working relationship with one of the Company's  shareholders and was referred by that person.  Patrick J.  Comiskey,  a partner in Comiskey & Company,
is a licensed CPA in California.                                            N/A

       45. Related party  purchases have been  disclosed            Statement of
parenthetically  in the statement of operations.                     Operations

     46.  Selling,  marketing  and  research  and  development
expenses are not material.  However,  details  concerning items which are greater than 10% of the Company's general and
administrative expenses are now included in the financial           Statement of
statements.                                                          Operations

       47. The financial statements have been modified to include   Statement of
additional compensation in an unaudited pro-forma calculation.       Operations

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                                                                       Reference

       48. Segment disclosure has been added to the significant
accounting policies footnote as well as information about the Company's
concentration of risk and geographic information.                        Note 1

       49. The financial statements have been modified to disclose that no stock options are outstanding and that no stock option plans
have been adopted to date.                                               Note 1

       50. The financial statements have been modified to expand the discussion of revenue recognition in compliance with SAB 104. Reference to service revenue has been deleted since this primarily relates to
shipping costs which are billed with the sale.                           Note 1

       51. Payment terms are C.O.D. for new customers with which
a credit relationship has not been established, and net 30 for existing customers. In the May 31, 2005 financial statements a reserve was  established for receivables which are past due and may
not be collected.                                                        Note 1

       52. The Company's historical experience with returns has
been low, with the vast majority of returns relating to breakages and lost shipments and not for dissatisfaction with the Company's products. Trial periods generally do not extend beyond 30 days, and there are no arrangements whereby a customer's payment obligation is deferred until the product is returned. Furthermore, the Company's customers retain the risk of loss and breakage of the Company's
products until they are returned.                                        Note 1

       53. The Company's resale of non-manufactured products
consists of a small number of pre-manufactured items, primarily creams, which the Company purchases for resale, and the re-packaging of certain raw materials from bulk to smaller packages, including primarily clay and oils. The Company is the primary obligor
for the product, although some recourse may be retained with the supplier. The Company sustains inventory risk by keeping the items in inventory. No items are drop-shipped. The Company sets the price, has discretion in the selection of suppliers for the raw materials, and assumes credit risk with its customers. For these reasons, the Company
considers gross reporting appropriate.                                      N/A

       54. The financial statements have been revised in response to this comment. Costs of inventory include raw materials, supplies and overhead, import fees, and freight. Products are generally mixed by hand. Labor includable in total cost is estimated as part of overhead. The increase in gross profit is attributed primarily to efficiencies in the materials procurement process as the Company
reduced both product and freight costs through bulk purchasing.          Note 1

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                                                                       Reference

       55. The Company depreciates leasehold improvements over
four years on a prospective basis, as the difference between a four year amortization and a nine year amortization is not material to the
financial statements.                                                       N/A

       56. The financial statements have been revised in response to this comment. Deferred offering costs in excess of projected net
proceeds will be expensed.                                               Note 1

       57. The financial statements have been revised in response to
this comment.                                                            Note 2

       58. The number of shares for which subscriptions were received is disclosed in Note 2 and on the face of the balance sheet. The
investors in the Company's private offering were:                        Note 2

               Trevor Haywood  $   25,000
               Archie Pavek        25,000
               Alan Ligi           25,000
               Socorro Austria     10,000
               Kraig Butrum        10,000
               Gary Chin           10,000
               Stanley Lee         10,000
                               ----------
                                 $115,000

       Certificates for the shares were issued in January 2005 after the Company's shareholders approved the forward stock split and the amendment to the Company's articles of incorporation. The investors did not have an opportunity or right to demand repayment of their subscriptions. Consequently, the subscriptions are shown in the equity section. The subscribed shares are now part of the EPS calculation.

       59. The financial statements have been revised in response to
this comment.                                                            Note 5

       60. The prospectus delivery legend has been added to the
prospectus.                                                          Back cover

       61. Comment complied with.                                       Item 24

       62. The investors that purchased the Company's securities
received a copy of the Company's business plan prior to their investment
in the Company.                                                             N/A

       63. The certificates representing the shares were issued
subsequent to August 31, 2004.                                              N/A

       64. Comment complied with.                                Signature Page

       65. Since office space in southern California is readily
available the Company does not believe its lease agreement is material. The prospectus and financial statements have been
modified to change the reference from "short term notes" to "advances from related parties". The amounts advanced to the Company Balance sheet by the related parties are not evidenced by any promissory note
or similar instrument.                                                   Note 5

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.




                                         William T. Hart
WTH:ap